Filed by Toyota Motor Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Misawa Homes Co., Ltd.

File Number: 001-14948

Dated May 9, 2019

May 9, 2019

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)

Name and Title of Contact Person:

Kenta Kon, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Company Name: Toyota Housing Corporation

Name and Title of Representative:

Tadashi Yamashina, President

Name and Title of Contact Person:

Katsuaki Tagumi, General Manager, Corporate Planning Division

(Telephone Number: 052-952-4854)

Company Name: Misawa Homes Co., Ltd.

Name and Title of Representative:

Masashi Isogai, President and CEO

(Code Number: 1722

First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)

Name and Title of Contact Person:

Nobutoshi Karigome, General Manager, Corporate Planning Department

(Telephone Number: 03-3349-8088)

Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange

We hereby announce that, on May 9, 2019, Toyota Motor Corporation (“Toyota”), its consolidated subsidiary, Toyota Housing Corporation (“Toyota Housing”), and Toyota Housing’s consolidated subsidiary, Misawa Homes Co., Ltd. (“Misawa Homes”), passed resolutions of their respective boards of directors to conduct a share exchange (the “Share Exchange”) in which Toyota Housing becomes the wholly owning parent company resulting from the share exchange and Misawa Homes becomes the wholly owned subsidiary resulting from the share exchange, and Toyota Housing and Misawa Homes entered into a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be conducted after being approved by extraordinary general meetings of shareholders, planned to be held around November 2019, of each of Toyota Housing and Misawa Homes. The Share Exchange will be a so-called “triangular share exchange,” and Misawa Homes’ shareholders will be allotted, as consideration in the Share Exchange, common stock of Toyota (“Toyota Shares”), Toyota Housing’s parent company, rather than common stock of Toyota Housing (“Toyota Housing Shares”).

Prior to the effective date of the Share Exchange (planned date: January 7, 2020 ), Misawa Homes’ common stock (“Misawa Shares”) are scheduled to be delisted from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) and the First Section of the Nagoya Stock Exchange, Inc. (“NSE”) as of December 30, 2019 (planned last day of trading: December 27, 2019). In the event the current effective date of the Share Exchange is changed, the delisting date will be changed as well.

Please note that, prior to Misawa Homes’ general meeting of shareholders to approve the Share Exchange, Toyota may, in connection with the Share Exchange, submit a registration statement to the U.S. Securities and Exchange Commission under cover of Form F-4, pursuant to the Securities Exchange Act of 1933.

1.	Purpose of Making Misawa Homes a Wholly Owned Subsidiary through the Share Exchange

In recent years, it has become imperative for housing manufacturers to respond to changes in the requirements of the Japanese government and needs of society, such as the tough operating environment faced by the housing industry due to factors such as long-term population decline and the associated shrinking of the domestic housing market and the shift from the previous preference for newly constructed housing to a preference for existing housing stock that aims to utilize effectively existing housing through means such as using vacant houses and renovation, as well as the strengthening of environmental regulations.

Additionally, with the concepts of “home” or “town” being subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

Due to these major changes in the business environment of the housing business that Toyota Housing and Misawa Homes are facing, the Toyota group came to the conclusion that it was necessary to strengthen collaboration, including a radical strengthening of capital ties between housing manufacturers, and around the middle of December 2018 began examining specific measures, including strengthening capital ties, together with Panasonic Corporation (“Panasonic”). As a result of multiple meetings with Panasonic, the necessity was recognized of establishing a new joint venture company relating to the town development business, integrating the housing businesses by placing under the joint venture company Panasonic Homes Co., Ltd. (“Panasonic Homes”), Matsumura-Gumi Corporation and Panasonic Construction Engineering Co., Ltd. (excluding certain businesses (construction work subcontracting from construction equipment distributors, etc.)), each consolidated subsidiaries of Panasonic (“Panasonic Group Subject Businesses”), as well as Toyota Housing and Misawa Homes (“Toyota Group Subject Businesses”) (*1) (the “Integration”), and Misawa Homes becoming a wholly owned subsidiary of Toyota Housing as part of the Integration, in order to realize the provision of services leveraging the respective strengths and characteristics of the Panasonic Group Subject Businesses and Toyota Group Subject Businesses. In the housing business, in which market competition is anticipated to intensify in the future, both groups will reinforce the foundation of their housing business through collaboration and aim to achieve growth in the town development business, which is expected to continue to grow in the future, by making use of the strengths of both groups in the town development business.

As described above, making Misawa Homes a wholly owned subsidiary through the Share Exchange will be implemented as part of the Integration.

(Note 1*)	Please see Toyota’s May 9, 2019 press release “Panasonic and Toyota Agree to Establish Joint Venture Related to Town Development Business”

Achieving Advanced Town Development and Housing Development Using Toyota group’s Mobility Technology and Panasonic’s Lifestyle Technology

The Toyota group has been proceeding with the construction of a “mobility service platform” (MSPF) (*2) while enhancing the development of “connected cars,” to realize an unrestricted, safe and comfortable mobility society for everyone, and promoting various big data initiatives to benefit both customers and society. In addition, Toyota group has also been collaborating with various domestic and overseas companies to create new mobility services.

Meanwhile, in the town development business, Panasonic group, together with various companies, has been engaged in the development of sustainable smart towns (SST)(*3) as advanced models of town development, which were successful and drew considerable attention both inside and outside Japan as examples of cutting-edge town development.

As discussed above, it is imperative that Toyota Group Subject Businesses and Panasonic Group Subject Businesses reinforce the foundation of their housing business through collaboration, in which market competition is anticipated to intensify going forward, and we believe that fusion of the Panasonic group’s knowledge and digital technology for a sound life and the Toyota group’s mobility knowledge is essential for our initiatives to realize even more appealing town development.

Specifically, both groups are committed to realizing improvements in peoples’ lives through further growth and advancements in the town development business, which is expected to change rapidly due to the accelerating pace of advancement in IoT(*4) for home appliances, household equipment, etc., as well as the development of CASE(*5) and “MaaS(*6),” which is a new concept of providing services by connecting means of transportation, such as vehicles or public transportation, through IT, in the mobility field, and other similar services.

(Note 2*)	“Mobility service platform” means the information infrastructure for connected cars, constructed by Toyota.
(Note 3*)	“Sustainable smart town” means a town that realizes its sustainable evolution in pursuing a better life by adopting state-of-the-art technologies and services.
(Note 4*)

“IoT” is an acronym that stands for “Internet of Things,” which means technologies and services to provide various electronic devices with communication functions, thereby allowing automatic control, remote operation, measuring or other various activities.

(Note 5*)	“CASE” is an acronym that stands for “Connected,” “Autonomous,” “Shared,” and “Electric.”
(Note 6*)

“MaaS” is an acronym that stands for “Mobility as a Service,” which means a service that realizes seamless transportation for people through the combination of public transportation, rental cars, taxis, rental bicycles and other means.

Current State of Toyota Housing and Misawa Homes, and Promotion of Joint Business Through Capital and Business Alliances and Conversion to Consolidated Subsidiary Until Now

Ever since its parent company, Toyota, entered the housing business in 1975, under the banner of “truly wanting to make Japanese homes better,” Toyota Housing has developed a lineup of detached housing products using a variety of different building techniques, and expanded its business to include such businesses as an existing housing stock business, a condominium business, a special building business and an international business. In terms of its relationship with Toyota, Toyota Housing was established in April 2003 by separating part of Toyota’s housing business division as the starting point for enhancement of the housing business, and in October 2010, Toyota conducted a company split causing Toyota Housing to succeed to the entirety of the housing business division. As a result, as the company handling the Toyota group’s housing-related business ,Toyota Housing offers housing incorporating the advanced technologies from each Toyota group company. In October 2018, Toyota Housing’s total quality management (TQM) initiatives were evaluated highly, and it was awarded the Deming Prize as a housing manufacturer for the first time. Toyota Housing values a lifelong relationship with its customers, and under the brand vision “Sincerely for You, Together for Life,” Toyota Housing strives to deliver peace of mind during construction, after construction, and through support, in order to help customers realize their ideal lifestyles throughout their lifetime. Peace of mind during construction means high quality through advanced technology, peace of mind after construction means the ability to guarantee the home in the long term, and peace of mind through support means the corporate strength of the Toyota group. In order to continue realizing an ideal lifestyle, Toyota Housing will promote initiatives diversifying its business in response to its customers’ needs.

Since its establishment in 1967, under its philosophy of “lifelong commitment to customers through housing” Misawa Homes has endeavored to develop its business with a focus on detached housing products emphasizing the customer’s perspective. Among other achievements, Misawa Homes is the only company in the housing industry to have won a Good Design Award for 29 consecutive years, has also won Kids Design Award for 12 consecutive years, and had no homes wholly or partially destroyed by earthquake tremors since its establishment. Since long ago, Misawa Homes has worked to expand its business from a focus on detached housing to a wider scope of corporate activity covering all aspects of people’s varied and changing lifestyle needs, and with a fundamental policy of promoting business diversification through such means as aggressive investment in stock asset related businesses,(*7) Misawa Homes has been undertaking various initiatives. As a result of this, its asset utilization business, including rental housing and condominiums sales, as well as its town development business have grown strongly and the percentage of total sales contributed by its stock asset related businesses has grown to approximately 45%. The medium-term management plan covering the three years from 2017 to 2019 announced in May 2017 promoted ongoing diversification initiatives, and was positioned as a three-year plan towards the sustained growth for the next 50 years and further improvement of corporate value of Misawa Homes (First Step for NEXT 50), in commemoration of the 50th anniversary in October, 2017 of the founding of Misawa Homes. To that end, Misawa Homes aims to achieve further progress and continue to be capable of sustained growth in the future by creating a framework that can flexibly respond to changes in social needs such as the shrinking of the domestic housing market in connection with the decrease in population and number of households and the change from a focus on new homes to a focus on existing housing stock that aims to effectively utilize existing housing, expanding the existing asset utilization business and home remodeling business with a focus on rental housing while maintaining the size of its detached housing business, and making aggressive investments in its new town development business and its overseas business.

(Note 7*)	Misawa Homes has positioned its home remodeling business, its asset utilization business, and its town development business as its stock asset related businesses.

Toyota, Toyota Housing’s parent company, and Misawa Homes entered into a capital alliance agreement as of March 31, 2005. Based on it, Toyota Housing and Misawa Homes achieved a solid track record, through such means as joint business including joint materials purchasing and joint purchasing and sale of land. Thereafter, in order for both companies to strengthen their alliance and build an even closer relationship, on January 5, 2017 Toyota Housing made Misawa Homes a consolidated subsidiary through a tender offer for shares and a third-party allotment, and came to hold 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019 (rounded to the 2nd decimal place. Same hereinafter in calculation of shareholdings)). The aforementioned Misawa Homes medium-term management plan also lists its aim to maximize synergies with the Toyota group, including Toyota Housing, as one of its management strategies, and for each of the areas of technology and product development, design and construction, procurement, production and logistics, sales and systems, Misawa Homes is undertaking initiatives to maximize the synergies of both Misawa Homes and Toyota Housing.

Making Misawa Homes a Wholly Owned Subsidiary and Further Promotion of Joint Business through the Integration

As explained above, for housing manufacturers, including Toyota Housing and Misawa Homes, it has become imperative to respond to changes in the requirements of the Japanese government and needs of society, such as the tough operating environment faced by the housing industry due to factors such as the long-term population decline and the associated shrinking of the domestic housing market and the shift from the previous preference for newly constructed housing to a preference for existing housing stock, aiming to utilize existing housing through means such as policies for abandoned housing and renovation, as well as the strengthening of environmental regulations.

Additionally, with the concepts of “home” or “town” being subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

In response to such major changes in the business environment of the housing business that Toyota Housing and Misawa Homes are facing, Toyota came to the conclusion that it was necessary to create further synergies by sharing expertise and mutual cooperation through enhancement of collaboration, including a radical strengthening of capital ties between housing manufacturers, and as explained above, it came to recognize the necessity of implementing the Integration as a result of multiple meetings between Toyota and Panasonic. In particular, Toyota recognized the necessity of making Misawa Homes—the only listed company among the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses—a wholly owned subsidiary of Toyota Housing as part of the Integration in order to make it possible to flexibly execute management strategies through rapid decision-making in response to the aforementioned changes in the government’s requirements and society’s needs, and to achieve efficient growth of the housing business through the Integration from a long-term, rather than short-term, perspective. Consequently, around the middle of March 2019, Toyota and Toyota Housing proposed the Share Exchange to Misawa Homes.

From Misawa Homes’ perspective as well, it has been carrying out initiatives such as further reinforcement of its stock asset related businesses, and proactive promotion of business diversification including the town development business and overseas business expansion, as set out in the aforementioned medium-term management plan, “First Step for NEXT 50,” in order to build a business portfolio that stops its reliance on the housing business, but under circumstances where the domestic detached housing market will contract irreversibly in the medium- to long-term as well, Misawa Homes recognizes the necessity of constructing new business models and creating synergies such as through thorough streamlining as further initiatives to ensure its survival and target sustained growth and evolution.

Since Toyota and Toyota Housing proposed the Share Exchange, Misawa Homes has shared its understanding of the industry and the positioning of Toyota Housing, Misawa Homes and Panasonic Homes in the industry, and has held frequent discussions regarding the role it should play in the future.

Consequently, Misawa Homes came to the understanding that becoming a wholly owned subsidiary of Toyota Housing through the Share Exchange, as well as promoting the integration of Toyota Housing, Misawa Homes, and Panasonic Homes, etc. from a capital and a business perspective by Toyota and Panasonic together establishing a joint venture company (the “Joint Venture Company”) to carry out the integrated operation of the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses and thereby strengthening their business foundations, and further, after the effective date of the Share Exchange, Misawa Homes becoming a direct, wholly owned subsidiary of the Joint Venture Company, would grow Misawa Homes’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Furthermore, not only would the Share Exchange contribute to the improvement of Misawa Homes’ enterprise value, but also providing the Toyota Shares that are the consideration in the Share Exchange would also make it possible to provide shareholders with the benefits of the Integration’s synergies. Therefore, Misawa Homes made the decision to conduct the Share Exchange and the Integration because the reorganization can also be regarded as being beneficial for shareholders. The reasons for this are that the integration from a capital and a business perspective not only delivers further benefits to all related parties as a traditional detached housing business operator, but also enables a fusion of management resources, such as the wealth of technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development business operator such as compact city-style real estate development for Misawa Homes—which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value.

Misawa Homes believes that becoming a wholly owned subsidiary of Toyota Housing and the Integration will create the following specific synergies:

(i)	Economies of scale in the housing business

The increased size of operations due to the Integration will create a group boasting a supply of approximately 17,000 houses. With housing business conducted under the management of the Joint Venture Company, Toyota Housing, Misawa Homes and Panasonic Homes will avoid any redundancy in the areas of their respective strengths, and by mutually complementing one another in their areas it will be possible in terms of sales to enhance their competitive advantages while further increasing management efficiency on a Japan-wide scale.

(ii)	Realization of efficient growth of housing business through acceleration of the execution of management strategies

By aiming for acceleration of management strategies at each company through the Integration, we believe that Panasonic Homes’ participation will further accelerate the streamlining initiatives in the housing business currently underway with Toyota Housing, such as cost reduction and streamlining of business in back-office departments through utilization of shared infrastructure as well as cost reduction through joint purchasing. Additionally, it will become possible to proactively carry out sharing of information and personnel, which, as a listed company, had to be restricted to maintain independence. We believe that this will make it possible to carry out business activities efficiently.

(iii)	Creation of new business models by combining real estate and technology

With the sources of value of housing changing from “location” to “the form that the town takes” and from “the building itself” to its “functions and ease of use” in association with changes in individual lifestyles and the diversification of values, we believe that the integration of management resources possessed by each company will enable the realization of town development based on the actual lifestyles of each individual resident. For example, we believe that urban design optimized for mobility services in anticipation of technological advancements such as self-driving vehicles or the provision of new services and technologies such as the provision of connected homes(8*) that are constantly being updated, will enable the creation of new “lifestyle” value for the entire town, giving the whole area high added value, and promoting enhanced competitiveness. In addition, we believe that becoming an unlisted company through the Share Exchange will enable Misawa Homes to carry out agile decision-making without being distracted by how it is viewed by the stock market, and aiming to accelerate the execution of management strategies will contribute to establishment of new business models, as explained above, as well as expansion.

(Note 8*)

“Connected homes” means housing incorporating IoT technology, in which home appliances and security equipment, as well as various types of mobile devices, etc. are connected to the computer network at all times.

(iv)	Acceleration of overseas expansion

With the town development business as the starting point, in the medium- to long-term, it will be possible to supplement vigorous town development needs centering on Asia and other countries where there is significant population growth. We believe that there is growing demand for urban infrastructure that alleviates issues caused by urbanization, such as traffic jams, in association with the rapid growth of cities in such regions. Additionally, by becoming an unlisted company through the Share Exchange, it will become possible to flexibly leverage the track record and network that each company has cultivated thus far and also use it as a foothold to enhance the overseas town development business, without needing to worry about independence as a listed company.

2.	Outline of the Share Exchange

(1)	Timeline of the Share Exchange

Date of the boards of directors’ resolutions regarding execution of the Share Exchange Agreement (Toyota Housing and Misawa Homes)	May 9, 2019

Execution date of the Share Exchange Agreement (Toyota Housing and Misawa Homes)	May 9, 2019

Announcement of the record date for the general meeting of shareholders	September 13, 2019 (planned)

Record date for the general meeting of shareholders (Misawa Homes)	September 30, 2019 (planned)

Resolution date for the extraordinary general meeting of shareholders to approve the Share Exchange Agreement (Misawa Homes)	Around November 2019 (planned)

Last day of trading (Misawa Homes)	December 27, 2019 (planned)

Delisting date (Misawa Homes)	December 30, 2019 (planned)

Scheduled date of implementation of Share Exchange (effective date)	January 7, 2020 (planned)

(Note 1)	The above timeline may be changed based on discussions between Toyota, Toyota Housing and Misawa Homes when necessary due to the progress status of procedures for the Share Exchange, etc.

(Note 2)	Toyota Housing plans to obtain approval for the Share Exchange at an extraordinary general meeting of shareholders around November 2019.

(2)	Method of the Share Exchange

This will be a share exchange wherein Toyota Housing will become the wholly owning parent company resulting from the share exchange and Misawa Homes will become the wholly owned subsidiary resulting from the share exchange. The Share Exchange is scheduled to be conducted with an effective date of January 7, 2020, after Toyota Housing and Misawa Homes receive approval of the Share Exchange Agreement at their respective extraordinary general meetings of shareholders scheduled to be held around November 2019.

As described above in “1. Purpose of Making Misawa Homes a Wholly Owned Subsidiary through the Share Exchange,” the Share Exchange is for the purpose of the Integration, and will be implemented as part of the procedures for the Integration. Therefore, the Share Exchange Agreement provides that the Share Exchange will be suspended if it is decided by the date 10 business days before the aforementioned planned delisting date of Misawa Shares that the Integration will not be implemented . Accordingly, if it is decided by the date 10 business days before the aforementioned planned delisting date of Misawa Shares that the Integration will not implemented , Misawa Homes will not be converted into a wholly owned subsidiary through the Share Exchange. The Share Exchange Agreement also provides that the effective date of the Share Exchange will also be changed if the planned effective date of the Integration (January 7, 2020) is changed by the date 10 business days before the aforementioned planned delisting date of Misawa Shares. Accordingly, if the scheduled implementation date of the Integration is changed by the date 10 business days before the aforementioned scheduled delisting date of Misawa Shares, the effective date of the Share Exchange will also change in conjunction with such change.

Please note that the Share Exchange is a so called “triangular share exchange” in order to achieve the purpose of the Share Exchange and to provide the shareholders of Misawa Homes, which is the wholly owned subsidiary resulting from the share exchange, with the benefit of the synergies due to the Share Exchange and the Integration, and the Share Exchange allots Toyota Shares (Toyota is the wholly owning parent company of Toyota Housing)(*) as consideration in the Share Exchange rather than Toyota Housing Shares.

Additionally, as explained below in “3. Basis, etc. for Valuation of the Share Exchange Ratio (4) Measures to Ensure Fairness and (5) Measures to Avoid Conflicts of Interest” and “9. Transactions with Controlling Shareholders,” when setting the consideration in the Share Exchange, there has been thorough consideration of Misawa Homes’ shareholders, such as implementing appropriate measures to ensure fairness and avoid conflicts of interest, and implementation of measures to protect minority shareholders when conducting transactions with controlling shareholders, etc.

(Note*)

As of March 31, 2019, Toyota holds 342,799 Toyota Housing Shares (89.25% of the 384,089 total issued shares as of March 31, 2019) and Toyota’s group companies, etc. (“Group Companies, etc.”) hold 41,290 Toyota Housing Shares (10.75% of the 384,089 total issued shares as of March 31, 2019), but Toyota plans to make Toyota Housing a wholly owned subsidiary by Toyota Housing acquiring treasury shares, etc. from Group Companies, etc. by the effective date of the Share Exchange.

(3)	Details of Allotment in the Share Exchange

	Toyota (wholly owning parent company of Toyota Housing, which is the wholly owning parent company resulting from the share exchange)	Misawa Homes (wholly owned subsidiary resulting from the share exchange)
Allotment ratio for the Share Exchange	1	0.155
Number of shares to be delivered through the Share Exchange	Toyota common stock: 3,269,655 shares (planned)

(Note 1)	Share Allotment Ratio

0.155 Toyota Shares will be allotted and delivered for each Misawa Share; provided, however, that no shares will be allotted through the Share Exchange for the 21,965,898 Misawa Shares held by Toyota Housing (as of March 31, 2019). The aforementioned share exchange ratio may be changed upon consultation among Toyota, Toyota Housing and Misawa Homes if any underlying conditions regarding the basis of valuation materially changes.

(Note 2)	Number of Shares of Toyota to be Delivered through the Share Exchange

Toyota Housing plans to allot and deliver 3,269,655 Toyota Shares (planned) to Misawa Homes’ shareholders (excluding Toyota Housing) at the time immediately before the time Toyota Housing acquires all Misawa Shares (the “Record Time”) (excluding Misawa Shares held by Toyota Housing).

The method by which Toyota Housing will acquire the Toyota Shares to be delivered through the Share Exchange is expected to be allotment of Toyota Shares to Toyota Housing for a fair price by means of disposal of treasury shares by a third-party allotment after adopting a resolution at a meeting of Toyota’s board of directors to be held in the future. This acquisition method will be promptly announced once it is decided.

Misawa Homes plans to cancel as of the time immediately preceding the Record Time all treasury shares held by Misawa Homes (9,716 shares as of March 31, 2019) and all treasury shares that Misawa Homes will come to hold by the time immediately before the Record Time (including shares purchased by Misawa Homes upon demand from opposing shareholders for purchase of Misawa Shares in accordance with Article 785, Paragraph 1 of the Companies Act in relation to the Share Exchange), by resolution at a meeting of Misawa Homes’ board of directors that will be held no later than the day preceding the effective date of the Share Exchange. The number of shares allotted and delivered through the Share Exchange may be revised in the future due to Misawa Homes’ cancellation of treasury shares, etc.

(Note 3)	Summary of Issuer of Shares Constituting the Consideration in the Share Exchange

Please refer to “5. Summary of Issuer of Shares Constituting the Consideration in the Share Exchange” below.

(Note 4)	Method of Conversion of Consideration in the Share Exchange

(1)	Markets where the consideration is traded	First Section of the TSE and First Section of the NSE

(2)	Trading broker	Toyota’s common stock can be traded through any normal securities company

(3)	Details of restrictions on assignment or other disposal of the consideration (if any)	Not applicable

(4)	If the permission, etc. of a third party is required to transfer or exercise the rights in the consideration, the name and address of such person, and any other procedures relating to obtaining such permission, etc.	Not applicable

(5)	If a market price exists for the consideration, matters relating to such price

The closing price of Toyota’s common stock on the last day of trading on the First Section of the TSE before the announcement date (May 9, 2019) of the Share Exchange is ¥6,759.

Please refer to the Japan Exchange group Website (https://www.jpx.co.jp/english/) or a similar resource for the latest market price, etc. of Toyota’s common stock on the First Section of the TSE.

(6)	If the consideration is eligible for a refund by acquisition of treasury shares, refund of equity interest or another procedure equivalent thereto, matters relating to such method	Not applicable

(Note 5)	Treatment of Shares Constituting Less than One Unit

It is expected that some shareholders will hold shares constituting less than one unit of Toyota stock (less than 100 shares of stock) as a result of the Share Exchange. In particular, Misawa Homes’ shareholders who hold less than 646 Misawa Shares are expected to hold shares constituting less than one unit of Toyota Shares. Such shareholders will be entitled to receive dividends of Toyota with a record date on or after the effective date of the Share Exchange in proportion to the number of shares held by them, but will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets. Shareholders who will hold shares constituting less than one unit of Toyota Shares can utilize the share purchase system for shares constituting less than one unit in relation to Toyota Shares (the system under which shareholders can request Toyota to purchase their shares constituting less than one unit in accordance with Article 192, Paragraph 1 of the Companies Act.).

(Note 6)	Treatment of Fractional Shares

If the number of the shares of Toyota common stock that will be delivered to any shareholder of Misawa Homes (excluding Toyota Housing) as a result of the Share Exchange includes a fraction of less than one share, Toyota Housing will pay cash in an amount calculated by multiplying the market value for one share of Toyota common stock by such fraction (however, fractions of a yen will be rounded up) to each such shareholder in lieu of delivery of such fractional number of shares of Toyota common stock.

The aforementioned “market value for one share of Toyota common stock” means the closing price for regular transactions of Toyota’s common stock on the last trading day on the TSE immediately preceding the effective date of the Share Exchange (if there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the effective date)).

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Not applicable.

3.	Basis, etc. for Valuation of the Share Exchange Ratio

(1)	Basis and Reasons for the Share Exchange Ratio

The Share Exchange is a so called “triangular share exchange” in order to achieve the purpose of the Share Exchange and to provide the shareholders of Misawa Homes, which is the wholly owned subsidiary resulting from the share exchange, with the benefit of the synergies due to the Share Exchange and the Integration, and the Share Exchange allots Toyota Shares (Toyota is the wholly owning parent company of Toyota Housing) as consideration in the Share Exchange rather than Toyota Housing Shares.

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio used in the Share Exchange (“Share Exchange Ratio”) as described above in “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange,” Toyota and Misawa Homes separately selected third-party valuation institutions independent from Toyota, Toyota Housing and Misawa Homes to calculate the share exchange ratio. Toyota selected Nomura Securities Co., Ltd. (“Nomura”) and Misawa Homes selected SMBC Nikko Securities, Inc. (“SMBC Nikko”) as their respective valuation institutions.

Toyota, Toyota Housing and Misawa Homes negotiated and discussed the Share Exchange Ratio based on due diligence, etc. by Toyota and Misawa Homes concerning one another, comprehensively taking into account factors such as Toyota’s and Misawa Homes’ financial condition, assets and future prospects, and making reference to the valuation analysis that they received from Toyota’s and Misawa Homes’ respective third-party valuation institutions. As a result of such negotiations and discussions, Toyota, Toyota Housing and Misawa Homes concluded that the Share Exchange Ratio was appropriate and that such ratio would not impair the interests of their respective shareholders, and therefore concluded that it is appropriate to conduct the Share Exchange using the Share Exchange Ratio. Please note that, in accordance with the Share Exchange Agreement, the Share Exchange Ratio may be changed upon discussions among Toyota, Toyota Housing and Misawa Homes if there is a material change in the various conditions on which the valuation is based.

(2)	Matters Concerning Valuation

(i)	Names of Valuation Institutions and their Relationships with the Listed Company and the Other Companies

Both Nomura, which is acting as a third-party valuation institution to Toyota, and SMBC Nikko, which is acting as a third-party valuation institution to Misawa Homes, are not related parties of Toyota, Toyota Housing or Misawa Homes, are independent valuation institutions, and have no material relationship that should be stated in connection with the Share Exchange.

(ii)	Outline of Valuation

With regard to Toyota, as Toyota is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Toyota Shares on the first section of the TSE on the base date).

With regard to Misawa Homes, as Misawa Homes is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Misawa Shares on the first section of the TSE on the base date). In addition, as there are several comparable listed companies for which comparison to Misawa Homes is possible, and it is possible to infer by analogy the share value through a comparable company analysis, a comparable company analysis was also used in the valuation. Furthermore, in order to take into account the state of future business operations in the valuation, a discounted cash flow analysis (“DCF Analysis”) was also used in the valuation. In the DCF Analysis, future cash flows based on financial projections assuming implementation of the Share Exchange for the period from the fiscal year ending March 31, 2020 to the fiscal year ending March 31, 2023 were discounted to the present value using a set discount rate to calculate the share value.

The valuation ranges for one share of stock for Toyota Shares are as follows.

Method of Analysis		Share Exchange Ratio
Toyota	Misawa Homes
Average market price analysis	Average market price analysis	0.111~0.115
	Comparable company analysis	0.000~0.194
	DCF Analysis	0.116~0.238

In valuing the share exchange ratio above, Nomura used information that was provided by Toyota and Misawa Homes as well as publicly available information on the assumption that they are accurate and complete without any independent verification for accuracy and completeness. Nomura did not independently perform any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or valuation of individual assets or liabilities, nor did it request any third-party institution to make such appraisal or assessment. The valuation of the share exchange ratio by Nomura is based on information available and economic conditions as of May 7, 2019. Nomura also assumed that the financial projections of both companies had been reasonably considered or prepared based on the best projections and judgment then available to the management of both companies.

Financial projections submitted by Misawa Homes that Nomura used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.

SMBC Nikko used a market price analysis with respect to Toyota since it is listed on financial instruments exchanges and market prices exist. In the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

With regard to Misawa Homes, SMBC Nikko used for its analysis a market price analysis since Misawa Homes is listed on financial instruments exchanges and market prices exist, a comparable listed company analysis as there are several comparable listed companies for which comparison to Misawa Homes is possible, and it is possible to infer by analogy the equity value through a comparable listed company analysis, and a DCF Analysis in order to take into account the state of future business operations in the analysis.

In performing the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

With respect to the comparable listed company analysis, SMBC Nikko selected Sekisui House, Ltd., Iida Group Holdings Co., Ltd., Sumitomo Forestry Co., Ltd., Open House Co., Ltd., TamaHome Co., Ltd. and Sanei Architecture Planning Co., Ltd. as comparable listed companies that may be considered to have similarities with Misawa Homes, and performed its analysis using multiples of EBITDA of the enterprise value.

In the DCF Analysis, SMBC Nikko analyzed the enterprise value of Misawa Homes by discounting future cash flows, which were based on financial forecasts prepared by Misawa Homes for the period from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2023, to their present values at a set discount rate. The terminal value in the DCF Analysis was analyzed by the multiples method and the perpetual growth rate method. Specifically, SMBC Nikko applied a discount rate of 4.5%~5.6%, and 5.8~7.1 as the EBITDA multiples in the multiple method and a perpetual growth rate of -0.25%~0.25%.

The ranges for the number of shares of common stock of Toyota allotted for one share of common stock of Misawa Homes using each analysis method are as follows:

Method of Analysis		Share Exchange Ratio
Toyota	Misawa Homes
Market price analysis	Market price analysis	0.111~0.114
	Comparable listed company analysis	0.110~0.185
	DCF Analysis	0.076~0.202

In analyzing the share exchange ratio, SMBC Nikko in principle used information received from Toyota and Misawa Homes as well as publicly available information as is and assumed that all such materials and information it used were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may materially affect the analysis of the share exchange ratio, without independently verifying the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised, or assessed the assets and liabilities (including contingent liabilities) of both companies, and their respective subsidiaries and affiliates, including an analysis or valuation of each individual asset or liability, and SMBC Nikko has also not requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial projections of Misawa Homes referenced in the analysis had been reasonably prepared based on the best projections and judgment then available to the management of Misawa Homes. The analysis of the share exchange ratio by SMBC Nikko reflects the information and economic conditions as of May 8, 2019. Additionally, SMBC Nikko’s analysis of the share exchange ratio is not a statement of its opinion on the fairness of the share exchange ratio in the Share Exchange.

Financial projections submitted by Misawa Homes that SMBC Nikko used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year. Additionally, such financial projections do not assume implementation of the Share Exchange.

(3)	Prospects and Reasons for Delisting

Misawa Homes will become a wholly owned subsidiary of Toyota Housing through the Share Exchange on the effective date (planned date: January 7, 2020), and Misawa Shares are scheduled to be delisted on December 30, 2019 (planned last day of trading: December 27, 2019) pursuant to the delisting criteria of the TSE and NSE. Please note that, in the event the current effective date of the Share Exchange is changed, the delisting date will be changed as well.

Misawa Homes’ shareholders will be unable to trade Misawa Shares on the TSE and NSE after delisting, but as Toyota Shares allotted to Misawa Homes’ shareholders through the Share Exchange are listed on the TSE and NSE, they may be traded on financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, in the case of Misawa Homes’ shareholders who hold 646 or more shares of Misawa Homes stock at the Record Time, who will thus receive allotments of at least 100 shares of Toyota common stock, which is the number of shares of stock constituting one unit of Toyota Shares, while such shareholders may also receive allotment of shares constituting less than one unit in proportion to the number of shares held, we believe that we will be able to provide liquidity with respect to shares comprising one unit or more.

Shareholders who hold less than 646 Misawa Shares as of the Record Time will be allotted shares constituting less than one unit of Toyota Shares (less than 100 shares) as a result of the Share Exchange. Although such shareholders will be entitled to receive Toyota dividends with record dates on or after the effective date of the Share Exchange in proportion to the number of shares held by them, they will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets. Shareholders who will hold shares constituting less than one unit of Toyota Shares can request Toyota to purchase their shares constituting less than one unit. For details of treatment of shares constituting less than one unit, see “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange (Note 5) Treatment of Shares Constituting Less than One Unit” above. For details of treatment of fractional shares allotted in the Share Exchange, see “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange (Note 6) Treatment of Fractional Shares” above.

Shareholders of Misawa Homes common stock will continue without change to be able to trade the Misawa Shares they hold on the TSE and NSE and exercise their legal rights provided by the Companies Act and other related laws and regulations until the last trading day December 27, 2019 (planned).

(4)	Measures to Ensure Fairness

Since Toyota Housing already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019) and Misawa Homes is a consolidated subsidiary of Toyota Housing, it was determined that it is necessary to ensure fairness of the Share Exchange. Therefore, in order to ensure fairness, the following measures have been implemented:

(i)	Obtaining Valuation Report/Financial Analysis Report from Third-Party Valuation Institutions

Toyota selected Nomura as a third-party valuation institution independent from Toyota, Toyota Housing and Misawa Homes and obtained a valuation report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the valuation report.

Misawa Homes selected SMBC Nikko as a third-party valuation institution independent from Toyota, Toyota Housing and Misawa Homes and obtained a financial analysis report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the financial analysis report.

Neither Toyota nor Misawa Homes has obtained an opinion from either third-party valuation institution to the effect that that the Share Exchange Ratio is appropriate or fair from a financial perspective.

(ii)	Advice from Independent Law Firms

Toyota and Toyota Housing appointed Nagashima Ohno & Tsunematsu and Misawa Homes appointed Hibiya Park Law Offices as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and process, etc. Nagashima Ohno & Tsunematsu and Hibiya Park Law Offices are independent of, and have no material relationship with, Toyota, Toyota Housing and Misawa Homes.

(5)	Measures to Avoid Conflicts of Interest

Since Toyota Housing is the controlling shareholder of Misawa Homes that already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019), the following measures have been implemented in order to avoid conflicts of interest:

(i)	Obtaining a written opinion from a Third-Party Committee with no material relationship

In order to increase the transparency and objectivity of Misawa Homes’ examination of the share exchange, as well as to ensure the fairness of the transaction and confirm that conducting the Share Exchange will not be disadvantageous to Misawa Homes’ minority shareholders, as of March 28, 2019 Misawa Homes established a Third-Party Committee comprising members with no material relationship with the controlling shareholders, Toyota and Toyota Housing (committee members: Ryota Miura, Attorney-at-Law (Miura & Partners); Shinsuke Hasegawa, Certified Public Accountant and Certified Public Tax Accountant (Hasegawa Certified Public Accountant Office); and Masakazu Iwaki, Independent Outside Director of Misawa Homes). The members of the Third-Party Committee have not changed since its establishment. In considering the Share Exchange, Misawa Homes sought the advice of the Third-Party Committee as to whether (a) the purpose of the Share Exchange was legitimate and reasonable, (b) the fairness of procedures of the Share Exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of Misawa Homes (collectively, the “Terms of Reference”).

From April 3, 2019 to April 26, 2019, the Third-Party Committee was convened five times, and received explanations of details such as the purpose of the Share Exchange, the background leading to the Share Exchange, the negotiation status of various terms and conditions of the Share Exchange, and the details of the series of procedures planned for after the Share Exchange, and held question and answer sessions regarding these points. The Third-Party Committee also received an explanation from SMBC Nikko of its approach as a third-party valuation institution regarding the share exchange ratio of the Share Exchange, and asked SMBC Nikko questions. Additionally, the Third-Party Committee made a total of three written inquiries to Toyota and Toyota Housing with respect to the Share Exchange, and confirmed their approach, current awareness and business expansion plans after the Share Exchange, and other related matters.

Having carried out the foregoing, the Third-Party Committee conducted careful discussions and examinations of the Terms of Reference based on the respective explanations, valuation results, details of Q&As, and other examination materials, and on May 9, 2019, submitted a written opinion to Misawa Homes’ board of directors to the effect that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

Please see “9. Transactions with Controlling Shareholders (3) Outline of Opinion Obtained from a Party Who Has No Material Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders” below for an outline of the opinion of the Third-Party Committee.

(ii)	Unanimous Approval of Directors and Audit and Supervisory Board Members, other than Directors and Audit and Supervisory Board Members with a Material Relationship

Among the Directors of Misawa Homes, as Mr. Masashi Isogai and Mr. Hideyuki Yoshimatsu both formerly worked for Toyota and Toyota Housing, as Mr. Tadashi Yamashina concurrently serves as the President of Toyota Housing, as Mr. Yuji Goto and Mr. Naoki Teramoto both concurrently serve as Directors of Toyota Housing, and as Mr. Sumio Yokota concurrently serves as Associate Director for Toyota Housing, from the perspective of avoiding conflicts of interest, they did not participate in Misawa Homes’ board of directors deliberation of, and resolution concerning, the Share Exchange, and did not participate in discussions and negotiations of the Share Exchange with Toyota and Toyota Housing on behalf of Misawa Homes. Among Misawa Homes’ Audit and Supervisory Board Members, as Mr. Hirohiko Fukatsu concurrently serves as an Audit and Supervisory Board Member of Toyota Housing, he did not participate in Misawa Homes’ board of directors deliberation of the Share Exchange, and refrained from stating any opinion regarding the resolution on the Share Exchange at that same meeting of the board of directors.

The agenda proposal for the Share Exchange at the meeting of Misawa Homes’ board of directors was unanimously approved by all six directors other than those above, and both of the Audit and Supervisory Board Members other than the Audit and Supervisory Board Member above stated that they had no objections to conducting the Share Exchange.

4.	Overview of Parties to the Share Exchange

		Wholly Owning Parent Company Resulting from the Share Exchange		Wholly Owned Subsidiary Resulting from the Share Exchange
(1)	Name	Toyota Housing Corporation		Misawa Homes Co., Ltd.

(2)	Address	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan		4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

(3)	Name and title of representative	Tadashi Yamashina, President		Masashi Isogai, President and CEO

(4)	Details of business	Design, manufacture and sale, etc. of construction components and housing-related equipment, planning, design, supervision, construction work and subcontracting for land development and town development, etc., sale and lease, etc. of real estate.

•  Manufacture and sale of buildings and structures.

•  Design, subcontracting, construction work and supervision of architecture, civil engineering, external elements, landscaping and other construction.

(5)	Capital	¥12,902 million (as of March 31, 2019)		¥11,892 million (as of March 31, 2019)

(6)	Date established	April 1, 2003		August 1, 2003

(7)	Number of shares issued	384,089 shares of common stock		43,070,163 shares of common stock

(8)	Fiscal year end	March 31		March 31

(9)	Number of employees	784 (non-consolidated basis) (as of March 31, 2019)		2,605 (non-consolidated basis) (as of March 31, 2019)

(10)	Main customers	Toyota Home Aichi Co., Ltd.; Toyota Home Tokyo Co., Ltd.; and Toyota Home Nagoya Co., Ltd.		General customers and companies

(11)	Main bank	MUFG Bank, Ltd.		MUFG Bank, Ltd.

(12)	Major shareholders and shareholding ratios	Toyota Motor Corporation	89.3%	Toyota Housing Corporation	51.00%
		Toyota Industries Corporation	1.9%	Aioi Nissay Dowa Insurance Co., Ltd.	3.44%
		Aisin Seiki Co., Ltd.	1.9%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.60%
		Denso Corporation	1.9%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.66%
		JTEKT Corporation	1.0%	Nippon Life Insurance Company	1.41%
		Toyota Tsusho Corporation	1.0%	MUFG Bank, Ltd.	1.29%
		Toyota Boshoku Corporation	1.0%	DFA International Small Cap Value Portfolio	1.26%
		Toyoda Gosei Co., Ltd.	1.0%	Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.22%
		Toyota Auto Body Co., Ltd.	0.5%	Government of Norway	1.13%
		Toyota Motor East Japan, Inc.	0.5%

(13)	Relationship between the parties

Capital	Toyota Housing holds 51.00% (21,965,898) of Misawa Homes’ issued shares, and is the parent company of Misawa Homes.

Personnel	Toyota Housing has dispatched five Directors and one Audit and Supervisory Board Member to Misawa Homes. There is also one employee seconded from Toyota Housing to Misawa Homes, while there are six employees seconded from Misawa Homes to Toyota Housing.

Transactions	Toyota Housing sources components, etc. from Misawa Homes and carries out transactions for the use of systems, etc. Misawa Homes has long-term loans from Toyota Housing.

Related party status	Misawa Homes is Toyota Housing’s consolidated subsidiary, and qualifies as a related party.

(14)	Financial data for the three most recent years

Fiscal year	Toyota Housing (consolidated)			Misawa Homes (consolidated)
	Fiscal Year Ended March 31, 2016	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2019
Consolidated net assets	77,036	111,507	118,742	52,309	57,181	63,574
Consolidated total assets	156,956	391,413	409,353	247,069	254,410	282,141
Consolidated net assets per share (in yen)	—	—	—	1,157.20	1,275.72	1,379.90
Consolidated revenues	167,151	177,554	552,907	399,853	388,552	399,347
Consolidated operating income	3,339	4,898	10,493	8,401	7,485	8,408
Consolidated ordinary income	3,944	6,106	10,079	8,146	7,672	9,114
Net income attributable to owners of parent	4,969	1,077	4,707	4,422	4,829	5,309
Consolidated net income per share (in yen)	14,734.63	3,084.82	12,257.20	114.37	112.14	123.31
Dividend per share (in yen)	3,570	3,057	1,783	25	20	25

(In millions of yen unless otherwise noted)

(Note)

Toyota Housing made Misawa Homes a subsidiary as of January 5, 2017. Therefore, Misawa Homes’ treatment in the consolidated financial statements is as an affiliated company accounted for using the equity method for the fiscal year ended March 31, 2016 and as a consolidated subsidiary for the fiscal years ended March 31, 2017 and 2018 (however, for the fiscal year ended March 31, 2017, gain (loss) on investment was recorded in the Income Statement).

5.	Summary of Issuer of Shares Constituting the Consideration in the Share Exchange

(1)	Name	Toyota Motor Corporation

(2)	Address	1 Toyota-cho, Toyota City, Aichi, Japan

(3)	Name and title of representative	Akio Toyoda, President

(4)	Details of business	Automotive business, financial service business and other businesses.

(5)	Capital	¥635,401 million (as of March 31, 2019)

(6)	Date established	August 27, 1937

(7)	Number of issued shares	3,262,997,492 shares of common stock 47,100,000 First Series Model AA class shares

(8)	Fiscal year end	March 31

(9)	Number of employees	370,870 (consolidated basis) (as of March 31, 2019)

(10)	Main customers	—

(11)	Main bank	—
(12)	Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd.		11.37%
		Toyota Industries Corporation		7.20%
		The Master Trust Bank of Japan, Ltd.		5.52%
		Nippon Life Insurance Company		3.36%
		JP Morgan Chase Bank (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)		3.05%
		Denso Corporation		2.72%
		State Street Bank and Trust Company (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)		2.60%
		Trust & Custody Services Bank, Ltd.		1.74%
		Mitsui Sumitomo Insurance Co., Ltd.		1.72%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.		1.54%

(13)	Relationship between the parties

	Capital	As of March 31, 2019 Toyota holds 89.25% of Toyota Housing’s total issued shares. Toyota also indirectly holds 51.00% of Misawa Homes’ total issued shares through Toyota Housing as of March 31, 2019.

	Personnel	As of March 31, 2019, Toyota has dispatched eight Directors and two Audit and Supervisory Board Members to Toyota Housing. Toyota has also seconded 212 employees to Toyota Housing, while Toyota Housing has dispatched five Directors and one Audit and Supervisory Board Member to Misawa Homes. Toyota has also seconded one employee to Misawa Homes.

	Transactions	Toyota lends funds to Toyota Housing. There are no noteworthy transactions between Toyota and Misawa Homes.

	Related party status	Toyota is the parent company of Toyota Housing and Misawa Homes, and qualifies as a related party.

(14)	Financial data for the three most recent years

	Fiscal year	Toyota (consolidated)
		Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2019
	Consolidated net assets	18,668,953	19,922,076	20,565,210
	Consolidated total assets	48,750,186	50,308,249	51,936,949
	Consolidated shareholders equity per share (in yen)	5,887.88	6,438.65	6,830.92
	Consolidated revenues	27,597,193	29,379,510	30,225,681
	Consolidated operating income	1,994,372	2,399,862	2,467,545
	Consolidated ordinary income	—	—	—
	Net income attributable to owners of parent	1,831,109	2,493,983	1,882,873
	Consolidated net income per share (in yen)	605.47	842.00	650.55
	Dividend per share (in yen)	Shares of common stock 210 First Series Model AA class shares 105	Shares of common stock 220 First Series Model AA class shares 158	Shares of common stock 220 First Series Model AA class shares 211

(In millions of yen unless otherwise noted)

6.	Summary of the Company after the Share Exchange

Wholly Owning Parent Company Resulting from the Share Exchange
(1)	Name	Toyota Housing Corporation
(2)	Address	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan
(3)	Name and title of representative	Yuji Goto, President(*)
(4)	Details of business	Design, manufacture and sale, etc. of construction components and housing-related equipment, planning, design, supervision, construction work and subcontracting for land development and town development, etc., sale and lease, etc. of real estate.
(5)	Capital	To be determined
(6)	Fiscal year end	March 31
(7)	Net assets	To be determined
(8)	Total assets	To be determined

(Note*)

As announced on March 28, 2019, Mr. Yuji Goto is scheduled to assume the position of President upon approval by the ordinary general meeting of shareholders scheduled to be held in June 2019 and the adoption of a resolution by the board of directors after the end of such general meeting of shareholders.

7.	Overview of Accounting Treatment of the Share Exchange

Toyota will account for the Share Exchange as a capital transaction in its consolidated financial statements.

8.	Outlook

As Misawa Homes is already a consolidated subsidiary of Toyota, the effects of Misawa Homes becoming a wholly owned subsidiary through the Share Exchange on the consolidated operating results of Toyota and Misawa Homes in the fiscal year ending March 2020 are expected to be minor.

9.	Transactions with Controlling Shareholders

(1)	Transactions, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders

As Toyota Housing is already the controlling shareholder of Misawa Homes, holding 21,965,898 Misawa Shares (comprising 51.00% of the 43,070,163 total issued shares as of March 31, 2019), the Share Exchange qualifies as a transaction with a controlling shareholder, etc. for Misawa Homes. Misawa Homes’ Policy Regarding Measures to Protect Minority Shareholders When Conducting Transactions, etc. with Controlling Shareholders stated in its Corporate Governance Report released on December 26, 2018, states that, when conducting transactions, etc. with controlling shareholders, Misawa Homes shall confirm that such transaction, etc. is necessary and that its terms and conditions do not significantly differ from the terms and conditions of normal transactions, as well as handle it in an appropriate way to ensure that the interests of minority shareholders are not prejudiced.

With respect to the Share Exchange, as stated above in “3. Basis, etc. for Valuation of the Share Exchange Ratio; (4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest,” Misawa Homes has taken measures to ensure fairness and avoid conflicts of interest, and believes that such measures conform to the above policy.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out above in “(1) Transactions, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders,” as the Share Exchange qualifies as a transaction, etc. with a controlling shareholder for Misawa Homes, Misawa Homes determined that it is necessary to take measures to ensure fairness and measures to avoid conflicts of interest, Misawa Homes’ carefully discussed and examined the various terms and conditions of the Share Exchange at meetings of its board of directors, and determined that it has ensured fairness and avoided conflicts of interest by taking the measures set out above in “3. Basis for Valuation of the Share Exchange Ratio; (4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest.”

(3)

Outline of Opinion Obtained from a Party Who Has No Material Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders

As set out above in “3. Basis, etc. for Valuation of the Share Exchange Ratio; “(5) Measures to Avoid Conflicts of Interest,” in order to increase the transparency and objectivity of examination of the Share Exchange at Misawa Homes, as well as to ensure the fairness of the transaction and confirm that conducting the Share Exchange will not be disadvantageous to Misawa Homes’ minority shareholders, Misawa Homes established the Third-Party Committee and sought its advice as to whether (a) the purpose of the Share Exchange was legitimate and reasonable, (b) the fairness of procedures of the Share Exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of Misawa Homes.

As a result thereof, Misawa Homes obtained a written opinion from the Third-Party Committee dated May 9, 2019 to the effect that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders. The following is a summary of the written opinion:

(a)	Whether the purpose of the Share Exchange was legitimate and reasonable

The purpose of the Share Exchange is to facilitate the survival and sustained growth and evolution of Misawa Homes and to grow Misawa Homes’ enterprise value in the long term, as well as to improve the overall enterprise value of the Toyota group and the Panasonic group, and as there are no circumstances giving rise to suspicions that the purpose is to unfairly benefit Toyota and Toyota Housing by sacrificing Misawa Homes’ minority shareholders, the Third-Party Committee finds that the purpose of the Share Exchange is legitimate and reasonable.

(b)	Fairness of procedures of the Share Exchange

(i) Even if Misawa Homes’ minority shareholders do not wish to continue to hold Toyota Shares that are the consideration in the Share Exchange, as Toyota Shares have high liquidity, such shareholders will be able to sell them on the market or utilize the share purchase system for shares constituting less than one unit and easily convert them to cash, and therefore the Third-Party Committee finds that the reasons for adopting the scheme used in the Share Exchange are reasonable. (ii) Toyota and Toyota Housing appointed Nagashima Ohno & Tsunematsu and Misawa Homes appointed Hibiya Park Law Offices as their respective legal advisors for the Share Exchange, and they respectively obtained advice from a legal perspective on matters such as the method and process for the Share Exchange’s various procedures and decision making, and therefore the Third-Party Committee finds that the legality of the Share Exchange’s procedures has been ensured. (iii) Misawa Homes has taken measures to avoid conflicts of interest equivalent to those used in similar types of transactions, such as obtaining a valuation report from an independent, third-party valuation institution, and the Third-Party Committee finds that the measures to avoid conflicts of interest used when considering the Share Exchange are reasonable. (iv) The Third-Party Committee carried out the consideration and preparation of its written opinion independent from the parties to the Share Exchange and the Integration, and finds that Misawa Homes has ensured a framework to respect the opinion of the Third-Party Committee. (v) Misawa Homes held multiple negotiations with Toyota and Toyota Housing before ultimately reaching agreement on an exchange ratio of 0.155 shares of Toyota stock for each share of Misawa Homes stock, and as such the exchange ratio is within the valuation range in the valuation report that Misawa Homes obtained from SMBC Nikko, an independent, third-party valuation institution, the Third-Party Committee finds that the negotiations on the exchange ratio for the Share Exchange were appropriate. (vi) As the draft of this press release complied with the TSE’s timely disclosure criteria, each party appointed their own legal advisors and carried out appropriate disclosure, and the Third-Party Committee found no matters giving rise to suspicions as to the appropriateness of the content thereof, the Third-Party Committee finds that there has been appropriate disclosure of information. Therefore, the fairness of procedures for the Share Exchange has been ensured.

(c)	Legitimacy and appropriateness of the transaction terms and conditions

The Third-Party Committee found that the procedures for the Share Exchange were fair, and compared to the tender offer price in the tender offer for Misawa Shares that Toyota Housing implemented from November 28, 2016 to December 26, 2016, the exchange ratio for the Share Exchange is neither an unreasonable amount nor at an unreasonable premium, and the terms and conditions other than the exchange ratio were also found to be appropriate. The Third-Party Committee was also unable to find any circumstances prejudicial to the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange. Therefore, the Third-Party Committee found that the transaction terms and conditions of the Share Exchange were not unjustly prejudicial to minority shareholders, and found them to be legitimate and appropriate.

(d)	Whether conducting the Share Exchange would be disadvantageous to the minority shareholders of Misawa Homes

The Third-Party Committee found the purpose of the Share Exchange to be legitimate and reasonable, the fairness of procedures for the Share Exchange was ensured, and the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange were ensured. Therefore, the Third-Party Committee concludes that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

End

(Reference) Consolidated financial forecast for fiscal year ending March 31, 2020 and consolidated financial results for fiscal year ended March 31, 2019

Toyota (Consolidated financial forecast for the fiscal year ending March 31, 2020 are as announced on May 8, 2019.)

(in millions of yen)

	Consolidated revenues	Consolidated operating income	Consolidated ordinary income	Net income attributable to Toyota
Forecast of financial results for current fiscal year (fiscal year ending March 31, 2020)	30,000,000	2,550,000	—	2,250,000
Financial results for previous fiscal year (fiscal year ended March 31, 2019)	30,225,681	2,467,545	—	1,882,873

Misawa Homes

(in millions of yen)

	Consolidated revenues	Consolidated operating income	Consolidated ordinary income	Net income attributable to owners of parent
Financial results for previous fiscal year (fiscal year ended March 31, 2019)	399,347	8,408	9,114	5,309

(Note 1)	There has been no announcement for the operating results of Misawa Homes in the fiscal year ending March 2020 since Misawa Homes is scheduled to be delisted as of December 30, 2019.

Toyota may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) if Toyota Housing conducts the share exchange (the “Share Exchange”) with Misawa Homes. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Misawa Homes prior to the shareholders’ meeting of Misawa Homes at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Toyota, Toyota Housing and Misawa Homes, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Masayoshi Hachisuka

Accounting & Finance Division

Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi, 471-8571

Japan

Telephone: +81-565-23-2005

This material contains forward-looking statements that reflect the plans and expectations of Toyota, Toyota Housing and Misawa Homes (including their respective consolidated subsidiaries). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s, Toyota Housing’s and Misawa Homes’ actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which the Toyota group operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) the Toyota group’s ability to market and distribute effectively; (v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect the Toyota group’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which the Toyota group operates; (viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to the Toyota group’s brand image; (x) the Toyota group’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) the Toyota group’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities including the negative effect on the Toyota group’s vehicle production and sales; (xv) the parties being unable to complete the Share Exchange due to a failure to obtain the necessary shareholder approval or any governmental approval for the proposed transaction or for other reasons; and (xvi) difficulties in realizing the anticipated benefits of the Share Exchange.

Investors are advised to consult any further disclosures by Toyota and Misawa Homes (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.